

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 20, 2016

Roger D. Shannon
Chief Financial Officer
ADTRAN, Inc.
901 Explorer Boulevard,
Huntsville, Alabama 35806

Re: **ADTRAN, Inc.**
   Form 10-K for Fiscal Year Ended December 31, 2015
   Filed February 24, 2016
   Form 10-Q for Fiscal Quarter Ended March 31, 2016
   Filed May 4, 2016
   File No. 000-24612

Dear Mr. Shannon:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition
and Results of Operations, page 29

Liquidity and Capital Resources, page 38

1. If significant to an understanding of your liquidity, please clarify the amount of cash, cash equivalents and short term investments held by foreign subsidiaries. Additionally, to the extent material, please describe any significant amounts that may not be available

for U.S. operations related to cash, cash equivalent and short term investments held by foreign subsidiaries where you consider earnings to be permanently reinvested. Also, address the potential tax implications of repatriation.

Form 10-Q for Fiscal Quarter Ended March 31, 2016

Note 11. Segment Information, page 20

2.   We note in the first quarter of 2016 the Company determined two new reportable segments based on an organizational realignment and changes in the information the chief operating decision maker regularly reviews. To help us understand how you applied the guidance in FASB ASC 280 in identifying your operating and reportable segments, please provide us with the following information:

- Provide your organization chart which identifies the positions, roles, or functions that report directly to your chief operating decision maker ("CODM") and senior management team;
- Tell us the title and describe the role of your CODM and each of the individuals who report to the CODM;
- Identify for us each of the operating segments you have determined in accordance with FASB ASC 280;
- Identify and describe the role of each of your segment managers;
- Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who attends those meetings;
- Describe the information regularly provided to the CODM and tell us how frequently it is prepared;
- Describe the information regularly provided to the Board of Directors and tell us how frequently it is prepared;
- Describe the information about Network Solutions product offerings that are provided to the CODM, tell us whether there are managers accountable for the product offerings, and if so, tell us to whom they are accountable;
- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;
- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances; and,
- Describe the basis for determining the compensation of the individuals that report to the CODM.

3. Furthermore, please include a reconciliation of the segments 'reportable segments' measures of profit of loss to your consolidated income before income taxes. Refer to ASC 280-10-50-32.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications